November 14, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Amanda McManus
Mail Stop 4561

Re:	Online Resources Corporation
File No. 33-138234
Registration Statement on Form S-3
Filed on October 26, 2006
     On behalf of Online Resources Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated November 5, 2006 (the “Comment Letter”), enclosed please find Amendment No. 1 to the Company’s Registration Statement on Form S-3 initially filed on October 26, 2006.
     On behalf of the Company, we submit the following responses to the comments contained in the Comment Letter. To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.
1.	We note your disclosure in the second paragraph under this heading that the shares of common stock registered for the selling stockholders is issuable upon exercise of Series A-1 Convertible Preferred Stock issued to the Expansion Fund and the Opportunities Fund. Your selling shareholder table, however, only identifies Special Value Opportunities Fund, LLC. If the Opportunities Fund is the only selling shareholder, please revise your disclosure to reflect this and consolidate this selling shareholder’s holdings into one row in the selling stockholder table. Otherwise, please revise to include the Expansion Fund within the selling stockholder table. Finally, please identify the natural persons who control each selling shareholder.
Response:
We have amended our disclosure to correct the error to now reflect the Special Value Expansion Fund, LLC as a seller. The Company supplementally advises the Staff that both selling stockholders were organized by Tennenbaum Capital Partners, LLC (“Tennenbaum”), a California-based private investment firm. The web-site of Tennenbaum lists Michael Tennenbaum, Mark K. Holdsworth, Howard M. Levkowitz and Hugh Steven Wilson as managing partners.

U.S. Securities and Exchange Commission
November 14, 2006

2.	None of the signatures of your principal executive officer, your principal financial officers or your directors have been included. Please revise to include dated signatures for each of these persons, in accordance with the requirements of Form S-3.

Response:

All signatures are properly included and dated on Amendment No.1.

3.	Please be advised that all exhibits in final form must be filed before we can take action to declare your registration statement effective. Please file all exhibits with your next amendment.

Response:

All exhibits have now been filed with Amendment No. 1.
* * * * *
     Please do not hesitate to call me at (703) 749-1352 should you have any questions concerning this filing or any of the above responses. Our request for acceleration of effectiveness has also been filed on this date.

Very truly yours,
/s/ Mark J. Wishner

Mark J. Wishner

Enclosures

cc:	Catherine A. Graham William Newman